Exhibit 99.1

SciSparc Successfully Completes Acquisition of IP Portfolio, Advances Toward Immediate Commercialization

SciSparc intends to target the global multi- billion dollar GERD device market

TEL AVIV, Israel, Jan. 26, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a company engaged in clinical-stage pharmaceutical developments through its majority-owned subsidiary NeuroThera Labs Inc., announced today the closing of the acquisition of an IP portfolio of patents, trademarks and intellectual property rights for innovative endoscopic systems and medical cameras, including the MUSE™ system, from Xylo Technologies Ltd. (“Xylo”).

The MUSE™ system is a single-use, innovative endoscopic device designed for transoral fundoplication, a minimally invasive procedure to treat gastroesophageal reflux disease (“GERD”).

SciSparc intends to commence commercialization of these patented technologies immediately following the transaction closing, building on the established foundation to drive rapid market penetration and revenue generation.

Building on Xylo’s successful commercialization in Greater China through licensing and distribution agreement with a Shanghai-based medical instruments company in 2019, under which Xylo received $3 million up front, SciSparc seeks to replicate this proven model across high-growth territories, such as North America, Europe and Latin America, by pursuing similar exclusive partnerships with leading regional distributors to accelerate global commercialization and unlock substantial revenue streams.

Under the terms of the asset purchase agreement, SciSparc acquired the complete portfolio of patents, trademarks, know-how, and related intellectual property rights, mainly associated with the MUSE™ system, from Xylo. In consideration for the acquired assets, SciSparc issued to Xylo an amount of ordinary shares of the Company, which represents 19.99% of the issued and outstanding share capital of SciSparc (the “Issued Shares”). In lieu of some of the Issued Shares, SciSparc issued pre-funded warrants to purchase ordinary shares.

According to a May 2025 market research report by MarkNtel Advisors, the global GERD device market was valued at approximately $2.5 billion in 2024 and is projected to reach $3.03 billion by 2030, growing at a compound annual growth rate (CAGR) of 3.24% from 2025 to 2030.

This press release does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera Labs Inc., engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera Labs Inc., are currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company, through NeuroThera Labs Inc., also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses: the Company’s plans to replicate Xylo’s licensing and distribution model from Greater China to other territories, such as North America, Europe and Latin America; the Company’s plans to pursue exclusive partnerships with leading regional distributors to accelerate commercialization and unlock substantial revenue streams and the expected value and growth of the global GERD device market. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055